2025 REPORT

Quantum Expeditions


QUANTUM
EXPEDITIONS
STAY SAFE. STACK SATS. HODL.

LETTER

Dear investors,

We genuinely value your trust and support as we build out our owned power infrastructure for sustainable Bitcoin mining. You'll hear from us regularly through our weekly Twitter Spaces discussions, monthly newsletter updates, and quarterly webinars. We're working tirelessly to execute on our vision and ensure your investment generates real, meaningful returns. For accredited investors interested in our institutional raise under Regulation D, please visit quantumexpeditions.com/investors to complete the form there.

We need your help!

We're actively engaging our community through weekly Twitter Spaces shows, monthly newsletters, and quarterly webinars to keep

spaces shows, monthly newsletters, and quarterly webinars to keep everyone informed on our progress. Those not receiving emails should sign up for our mailing list at quantumexpeditions.com. Our team is readily available and fully committed to delivering exceptional value on every investment.

Sincerely,

Matí Greenspan

Chief Financial Officer

Douglas Hardwick

CEO

How did we do this year?

REPORT CARD

B-

☺ The Good

Completed two full years of Bitcoin mining operations and maintained consistent revenue through challenging market conditions.

Successfully raised $691,000 through our Wefunder campaign validating investor confidence in our mission.

We've completed two years of operations. Now pivoting to a more

sustainable model with stronger unit economics. Details coming soon.

☹ The Bad

The bitcoin halving event in 2024 made it uneconomical to mine on-grid with air cooled machines.

We pursued an off-grid natural gas partnership that ultimately didn't materialize due to supplier constraints.

This taught us we needed to own our power source, not rely on third-party suppliers — which is exactly what we're building now.

2025 At a Glance

January 1 to December 31


$$$$

$43,996 [34%]

Revenue



-$260,711

Net Loss


IOU!

$0

Short Term Debt



$574,364

Raised in 2025



$32,775

Cash on Hand

As of 03/ 2/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$66,978
-$178,945
$43,996
-$260,711
2024
2025

Net Margin: -593% Gross Margin: 100% Return on Assets: -186% Earnings per Share: -$0.03

Revenue per Employee: $0 Cash to Assets: 46% Revenue to Receivables: 59 Debt Ratio: 0%

Quantum_Expeditions__Inc_GAAP_Financial_Report_2024-2025.pdf

We ❤️ Our 647 Investors

Thank You For Believing In Us

Andre Harrell
Edward Flounoy Jr.
Ryan Cooper
Craig Brown
Juan LOZANO
Jason Hernandez
Casey Billups
James N
Craig Kance
Chris Francis
Danny Renko
Sean McMahon
Pablo Vila
Denese Nichols
Adimchi Onyenadum
Carlos Barron
Terry Burrell
Noah Reese Gunter
Nicolas Vallejos
Eddie Tiru
Aisha Dior Lutumba
N S
Leronn Dorsey
Thomas Bell
Michael Shipley
Ruben Bete
Christopher Marks
Robert Bouffiou
Prakash Bhambhani
Marquis Eleby
Leroy Young
Action CEO
Archie Goater
James Caskey
Aaron Wade Morrison
Antoinette Scott...
Neville Hiatt
Anthony Cox
Ryan Harris
Arang Abedinzadeh
Andrew Swatton
William Wollitz
Richard Allen Raymer
Sandra Lopez
Marcus Roddy
Carlos Orozco
Mark C De Mire Jr
Juan Carlos Claramun...
S K
Pascal C
Jesse Durnin
Chris Radtke
Alexander Lazlo...
Jake Edo
Ronald Cotting
Mike Slemin
Lauport P
Todd Andrew Pruett
Eduardo Sanchez
John Tregidga
Miclea Ioan Radu
Christopher Silvas
Heather Blumenthal
Emanuel Pelayo
Carla Hintz
Bret Dean
Jay Sistar
Tuan Le

Stanley Forwand
Brent Stephney
Inez Parks
Richard Clement
Stacie Kohart
Hrvoje Galić
Joe Librizzi
Pablo Sanchez
Nathaniel Smith
Lokesh Bhatia
Zachariah F Blaylock
Dott. Andrea C.
Shonpierre Williams
Reginald Glover
Dennis Morier
Sharonda Muwwakkil
Nayan J Patel
Mohit Goenka
Scott Yerger
Linda Joseph
Niv Gariani
Crypto Keeper
John Ezra Ocampo
Cheuk Nam Chow
Derrick Mitchell
Josko Sestan
Toby Byrd
Craig Bynoe
Jorge Luis Moreno...
Lino E Sanchez
Dorian Nasby
Jaime De Leon
Irving Carlisle
Rick Watson
Varun Madhukara
Robert Knox
Odalys Santana
Michael Daugherty
Reggie G Rennard
Susan Weaver
Michael Hughes
Lien Lam Hoang
Sunni Sukumar
Samuel Vetrik
Larry Kevin Clark
Adrien M
Antonio Gonzalez...
Tom Verheyen
Isaac Lainey
Oscar Fuentes
Dan Jordet
Ron Murray
Marco Chavez
Patrick Dedat...
Kyle Toman
Raed Bouafoura
Leighton Schmidt
Bartosz Domzalski
Tom Frederick
Dafydd Jones
Dean Cardella
Romel Veerana
Emil Persson
Alan Reed
Shiv Kumar
Kevin C
Alan Jdanov
Martijn Wattimena

Chirag Patel
Kim Thomas
Midian Jones
Lance Bradley
Donna Bailey
Baron Huntington
Mashour Yousef
Carl Butler
Ryan Medlen
Christopher Geldert
Viktor M
Johan Edvardsson
Riley Lancour
Sebastian Baldauf
Efosa Amafidon
Mercile Pierce
Thomas...
Rick Slater
Ted Fuger
Robert Wilson
Jason Cross
John Franklin
Nick Guy
John Shacklette
C.T. Lewis
Will N
Blueheaven Ward
Juan M Barragan...
Jd Kincaid
Elijah Hayes
Antonio Baymon
Antonio Borjas
Tomasz J LASKAWIEC
Ronald Berry
Todd Boucher
Joseph Zappia
Edward Kelly Medlock
Rani Alexander
Brenda Perez
Tj Copeland
Henry W Gosselin
Rajinder Sharma
Patricia Gregor
Chris Pugh
Jeffery Sheffield
S. Franklin
Enoch K
Jonathan Riveron
Elseddik Abdelkader
Nicholas Elliot
Buz Pelote
Derek Obryant
Mr Boredinthedorm No
Mike Earnest
Greg Haines
Mynor Urizar-Hunter
Snow Rider
Mike Hwang
Miha Podlipnik
Billy Bain
Roi Liani
Roman Pinchuk
Rupert Muir
Christopher Williams
Chris J
Scott Boyce
Rodney Sanders
Américo Carvalho

Quinton Kindon
Bryian Tan
Roderick Herron
Ryan P
Brandon DeMarco
Grant Brott
Celeste T.
Ali Abdulla Rashed...
Bernie Gaumer
Otis Ray Salster
Aviva Fort
Franklin Fox
Mohammed Duqow
Christian Tieber
Robert Williams
Joel Comm
R Michael Critchfield
Babatunde Binuyo
M. Kevin Harris
Shanley Redix
Juan MARQUEZ
Robert Ayar
Rohit K Sharma
Bryson Denkenberger
Daryl Williams
Quinn Lackey
Woody Allen
Stacy Jo McDermott
Carl Whyte
Donald W Ketterhagen
Andreas Röbig
Sascha Schneider
Francine Vo
Rohit Soni
Dustin Pendley
Dat Huynh
Roar Hopsdal
Ariel Rosa
Mariam G.
Robert Carlucci
Robaire McCoy
Kori Hayes
Dewi Wyn Morgan
A V
Warren Wilcox
Matthew Greentree
Barney Parrish
Chris Hernandez
Daniel Mograbi
Charles Menke
Alexander Laureano
Jonathan Perez
Alex Keskinev
Douglas Moreira
Mahmoud Cherif
Carlos Farias
Luis Vieira
Sefa Aksoy
Ryan McQuillen
Iasia Washington
Brenda Ringgold
Brandon Hogue
Rodney Forte
Kehbila Bayuga
Megen Pectol
Gav Blaxberg
Christian Scherkl
William Chase

Kevin Moore
David Knight
Ifunanya Nwogbaga
Ashley Henley
Sfl Massami
Brad Stephenson
Tony Mauk
Nigel Harden
Cathy Li
Daniel A Grey
Tham Jing An
Ruston Burst
Yvonne Johnson
John McCormick
Rumailah Buenavente
Dipika Ghosal
Joseph E Varney
Amy Ruth Cox
Allan Terry
Ray RODRIGUEZ
Dizzy Tailor
James Beam
Brian Jimenez
Melody E Bates
Alexandre Mane
Richard S Arena
Scott Tyler
Charles W...
Nalini Uhrig
Cecil Grobbelaar
Eric Chatterton
Ian Thierry
Jeremiah Hill
Cody Patterson
Yogendre Kumar Patel
Vincent Miraflor
Chaitanya Doshi
Raphael Jonah Estrada
Debbie Pryse
Victoria Sawula
Laurie Lemay
Erling E Jacobsen Jr
Anthony Paumier
Rulon Johnson
Robert Crampton
Yehoshua Yitzchok...
Randy R OSBORN
Terence Brown
Garry Unsworth
Mike D Man
Kerry Stessel
Joshua Hitz
Sebastian “Sebinz”...
Fabio De Riccardis
Tanner Lutz
Jose Collazo
Harry Webley
Mihai Alin Joita
Algirdas Sukevicius
Jeffrey Mitchell
Andrew Fallier
Johnny Attano
Damian Dyke
Gary W Stewart
Collin Bott
Brian Witt
Zackery Miller
Jariel Armanza

Preston Buck
Santos Boch
Jacob Liljenquist
Ryan Moeller
Kevin Moriarty
Paul Serra
Jan Bigum Warming
Robert Sprinkle
Christopher Allen...
David Sanders Cotto...
Woozy Bish
Jeremy Watkins
Grmatsion Goitom
Remi Dahl Finjord
Douglas J Szymanski
Tzveta Davinci
Max Life
Jaison Joseph
Bruce Sava
Travis BOONE-HAHN
Alex Ugur
Rey Azada
ANURAGH S S
Zachary Swyer
Arjun Joseph Dhir
Sage Real Estate
Falon D Scott
Robert Wooton
Darren Fong
Todd Bailey
Dominic Chin
Larry New
Toan Bobby Vo
Eugene Mc Elroy
Melissa Starman
Oliver Grah
Justin Dick
Karsten Hinze
Ar Raheem...
Terrell Richards
Daniel Hoyal
Gregory Lukomski
Kevin Smith
Isaiah Flemings
Erlend Boe
Danilo Canuel
Bishal Rai
Megan Stanton
Bj Markey
Edward Peykar
Kimberly B Kirsopp
Etai Kalimi
Anatolio Espinosa
Mike Sharpe
Mark Sutherland
Scott Mowry
Robert Sauceda
Mhmd Kirsh
Landon Haslem
Tomasz Pazur
David K
Christopher Probst
Eric Miller
Artem Antsyferov
Oleksii Mishko
Bill Downey
Brian O'Connor
Aaron Davidson

Girish Krishnamurthy	Ben Mansch	Ian Hoover	Michel Zahar	Ali Khawaja	Marcus Williams
Edwin B. Pérez	Adeyemi Adekanmi	Josh Kraus	Olivia Dell	Doug Julian	Sharad Dominic
Hernan Arber	Charles Hughes	Aisosioya Williams	Jan Olsen	Klemen Misic	Dallis Pletcher
Rob Patterson	John Alexander Varg...	Jody Wiebe	Maik Hielscher	Emmanuel Lawrence	Roy Rogers
Ronnie Araujo	Remington S.	Jeffrey W Patton	Serita Poindexter	Keenan Hance	Jacob Godfrey
William Huisinga	Tim Geisler	Benjamin Cooper	John Kenehan	Dan Shackleton	Joshua Callan
Jesse Costs	Larry King Jr	Adan Prado	Nancy Bry	Tai Anh Vu	Fred Morman
Tommy Mercury	John Wofford	Joshua Carter	Sam Guarnieri	Miguel Acevedo	Jeremy Lewis
James Cifuni	Larry Flynn	Pete LaDuke	Jonathan Griffin	Peter Cocuzza	Gregory Moran
Jesse Nowlin	Sylvia Grimes	Steven Hiebing	Richard Griffioen	Justin Lemoine	Benito Lugo Jr
Darrin Krein	Jeff Kotman	Nikolai Mannes	David Rocha	Kyle Sargent	A. Mariani
Alex Moreira	Darrin Krein	Jason Baumgartner	Catherine Risher	Reece Weeder	Johnny Huynh
Michael Roe	Rungano Stan Dzika	Juel Hussain	Juan José Pellegrini H.	Lawrence Kazimir	Thomas Parsha
Aubrey Layne Sanders	Kenneth Gay	Dorjan Pirani	Boris Shinder	Simon Ireland	Jeovanny Brito
Chris Marks	Kristian Kind	Kalore Mortenth	Jeff Hudalla	Robert Heftler	Anand J. Shukla
Bert Hubert	Daniel White	Gareth Jones	Piotr Ignaczak	Casey T	Nicholas Palano
Packiaraj Dhandapani	Brandon J Ware	Edmunds Semjonovs	Yotam Peleg	Omer Kustric	Andrei Adam
Robert Sangemino	Agus Exsan	Chelsea Haslem	Ronald Gaillard	Martin Bruun	Elis AB Eth LUND
Chris Marzilli	Brian Whalen	Greg Goldstein	David Eisele	Andrew Steele	Thomas Workman
Amber Morris	Farhan Simon	Brian Mocca	Danny Thomas	Neville Fleming	Jun Keller
GI 563	Kevin Eibner	Stephen Barnes	Brandon Schaefer	Ross Kennedy	Gustavo MACIAS
Isaiah Mahmood	Billy Makepeace	Summit Financial...	Richard Walters	Bruce Comer	Darren Mckinney
Ayesha Mahmood	Josh Elliott	Anastasios Sotirios...	Cameron Jovan	James Earp	William M Weddleton
Dark Knight	Shawn Kramer	Jaime Maldonado	Justin Kramer	Doug Hardwick	Jacob Klassen
Kylie Guill	Terry Carter	Michael K BATTERSON	John Coleman	James Pelton	John Benjamin
Joe Stroh	Danny Pool	Daniel Oster	Jeff Thomas	Ronald Hovingh	Abdullah Al Mulla
Patricia Jacobs	Michele De Simone	Gideon Diemsen	Jim Doss	Brian Lowe	Kurt O Gnoske
Oscar Wiley	Shu Huang	Joseph Barraclough	John Whitehouse	Aryeh Munk	Eric Rosso
Pablo Varela	Charles Griego	Petja Kaivo-oja	Tom Cat	Gabriel Harris	Hope Need
Dylan Cain	James Berkel	Daniel Labrador	Jessica Huhnke	Alex Badia	Melvin Harrison
Darren Grant Eedy	Timothy Jay Good	Kirby Scott Coe	Michael Schmidt	Craigen Bauldry Jr	Raymond Montelongo
Kendall Werle	Denise Mining	Dom Perriello	Manuel Vargas	Nathan Crowe	

Thank You!

From the Quantum Expeditions Team



Doug Hardwick in

Chief Executive Officer

Over 20 years' experience in Oil & Gas asset management, mineral property consulting and sales and



Mati Greenspan in

Chief Financial Officer

Well known entrepreneur in the blockchain space. Founder & CEO of Quantum Economics. Licensed

marketing based in Texas. Well connected with local resources in...

portfolio manager in the European Union and the co-author of the bo...



Oz Sultan in

Chief Security Officer

Over 20 years working in financial and security technology including CTO roles and a decade in technology marketing including Director level. Oz has designed...



The MadHatter



Nick Kresz in

Chief Technology Officer

A visionary technology leader with deep expertise in securing critical systems, scaling high-performance teams, and...



Trent Stephens in

VP of Operations

Above all Trent cares deeply about the community and is an active mentor with deep impact. His hands-on experience in...

Details

The Board of Directors

Director	Occupation	Joined
Matisyahu Greenspan	Financial Services @ Quantum Economics	2021
Douglas Hardwick	Mineral Property Specialist @ Mineral Royalties Group	2021
Oz Sultan	Consultant @ Sultan Interactive Group	2021

Officers

Officer	Title	Joined
Matisyahu Greenspan	Chairman of the Board	2021
Douglas Hardwick	CEO Treasurer	2021
Oz Sultan	Chief Security Officer	2021

Voting Power

Holder	Securities Held	Voting Power
Matisyahu Greenspan	2,283,000 Common	25.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2022	$81,000		Section 4(a)(2)
07/2022	$350,000	Preferred Stock	Section 4(a)(2)
05/2025	$574,364		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	1,824,000	1,824,000	Yes
Common	8,176,000	6,521,000	Yes

Warraints: 0

Options: 0

Options: 0

Form C Risks:

Our models rely on two factors that are unpredictable. The price per bitcoin and overall hashrate of the network cannot be known in advance as they rely on real-time market factors. We have contingencies in place. However, any erratic and unforeseen variations will likely affect our bottom line.

The success of the company will be tied to the success of bitcoin. If bitcoin losses popularity then it will not be good for the business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Insufficient funding. If we're not able to raise enough funds from this crowdfund and/or other sources we might lose the power opportunity.

Douglas Hardwick, Oz Sultan and Matisyahu Greenspan are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Regulatory changes. Texas is currently one of the most friendly jurisdictions for bitcoin mining. If this changes then it will damage our operation and under extreme circumstances we may need to relocate.

Theft or natural disasters. Mining equipment is very expensive. We do plan to have our equipment insured, however should the machines be damaged or stolen it would certainly have adverse effects on the business's goals and objectives.

Taxation of energy usage. There has been talk from the White House of increasing taxation on the energy used by bitcoin miners. Congress has not been receptive to those proposals with many members opposing them. Should any new taxation ordinances be introduced at the state or national level it will negatively affect our bottom line.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and

objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-

Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ?;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. ?

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside

offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Quantum Expeditions, Inc

Delaware Corporation

Delaware Corporation
Organized November 2021
0 employees
16192 Coastal Highway

Lewes DE 19958 http://Quantumexpeditions.com

Business Description

Refer to the Quantum Expeditions profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Quantum Expeditions is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less